FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of January 2003

                                 28 January 2003

                                  NDS GROUP PLC
                              --------------------
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F |X|                   Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934

                         Yes |_|                        No |X|


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable
                                 --------------

             NDS Group plc Reports Increased Revenues and
              New Project Wins in Second Quarter Results

    LONDON--(BUSINESS WIRE)--Jan. 28, 2003--NDS Group plc
(NASDAQ/NASDAQ Europe:NNDS)

    Highlights

    --  Revenue increased by 2 1/2% to (pounds)57 million
    --  New systems delivered to CNS in Taiwan and INC in China
    --  Launch of Synamedia system in Japan
    --  Two new platform wins in China
    --  Subscriber base up by 1.4 million

    NDS Group plc, a News Corporation company and the world's leading provider of conditional access systems and interactive applications for digital pay TV, today announced its unaudited results for the quarter ended 31 December 2002 (Q2 FY03).
    Commenting on NDS's performance, Dr. Abe Peled, President and Chief Executive Officer, said: "NDS has continued to support the growth of our customers' subscriber base, and delivered new systems solutions in Taiwan. We also delivered our first Synamedia broadband solution system to BB Cable Corporation (a SOFTBANK Broadmedia company) in Japan. We won new platforms in China where we will deliver our CA, NDS Core middleware, broadcast control software, interactive applications and provide systems integration. In the US we completed our CA integration with Scientific Atlanta set-top-boxes for Cablevision, achieving another important milestone in our pursuit of US cable business. The economic conditions in our market continue to be challenging. Our performance continues to outpace our competitors, as we redouble our focus on providing solutions to pay-TV operators around the world, helping them launch cost effective digital platforms to win new subscribers and reduce churn."
    Rick Medlock, Chief Financial Officer, added: "Economic and market conditions are very tough but our project delivery teams have done an excellent job this quarter with five major system acceptances. We have again shown our ability to control our cost base helping us partially offset the decline in margins which, combined with revenue growth, has enabled us to report reasonable profits".



    Key Statistics

                3 months 3 months          6 months 6 months
                    to       to                to       to
                   31       31                31       31
                 December December          December December
                  2002     2001   % change   2002     2001   % change
----------------------------------------------------------------------
(pounds)'000
----------------------------------------------------------------------
Revenues          56,967   55,582     +2.5% 119,495  115,649       +3%
----------------------------------------------------------------------
Operating
 Income, before
 amortisation &
 exceptional
 costs            10,693   13,351      -20%  24,087   25,712       -6%
----------------------------------------------------------------------
Operating
 Margin %           18.8%    24.0%    -5.2%    20.2%    22.2%    -2.0%
----------------------------------------------------------------------
Exceptional
 costs               797        -        -    2,297        -        -
----------------------------------------------------------------------
EBITA              9,896   13,351      -26%  21,790   25,712      -15%
----------------------------------------------------------------------
Net Income         5,038    8,240      -39%  11,752   15,826      -26%
----------------------------------------------------------------------

----------------------------------------------------------------------
$'000
----------------------------------------------------------------------
Revenues          91,147   88,931     +2.5% 191,192  185,038       +3%
----------------------------------------------------------------------
Operating
 Income, before
 amortisation &
 exceptional
 costs            17,109   21,362      -20%  38,539   41,139       -6%
----------------------------------------------------------------------
Operating
 Margin %           18.8%    24.0%    -5.2%    20.2%    22.2%    -2.0%
----------------------------------------------------------------------
Exceptional
 costs             1,275        -        -    3,675        -        -
----------------------------------------------------------------------
EBITA             15,834   21,362      -26%  34,864   41,139      -15%
----------------------------------------------------------------------
Net Income         8,061   13,184      -39%  18,803   25,322      -26%
----------------------------------------------------------------------

----------------------------------------------------------------------
Subscribers
----------------------------------------------------------------------
Net Subscriber
 Additions        1.4      1.6               2.2      2.8
                 million  million           million  million
----------------------------------------------------------------------
Subscribers at
 end of period    31.8     27.3              31.8     27.3
                 million  million           million  million
----------------------------------------------------------------------

1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.60 = (pounds)1.00, the closing rate of exchange on 31 December 2002.

2. The Company has defined operating income before charges for the amortisation of intangible assets (EBITA) as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the amortisation charge arising from acquisitions. Operating income after goodwill amortisation can be found in the attached tables. We have also presented figures for EBITA before exceptional items, so that period to period comparisons are not distorted by these unusual items.


    OPERATIONAL REVIEW

    Underlying Business

    We are pleased to be able to report a small increase in revenues in the quarter, despite the continued uncertainty in the world economic outlook. We have continued to supply smart cards to DIRECTV, as part of a card replacement programme, and to other customers to support an underlying growth in subscribers of 1.4 million in the quarter. As at 31 December 2002 there were 31.8 million authorised cards in use. There has been growth in the UK, US Asia and Europe, offsetting a small decline in Latin America.
    We have delivered several new systems in the period, on which we have been working for several quarters. These include BB Cable Corporation (a SOFTBANK Broadmedia company) in Japan, which is the first operator to use our Synamedia technology; INC in China, CNS in Taiwan and a customer in Greece. Several of our other customers have received system upgrades and enhancements.
    Our interactive television infrastructure is providing viewers with better and more exciting information and entertainment. Our interactive applications, including games from our Visionik team, continue to receive critical acclaim and drive broadcasters' revenues upwards. Our OpenBet(TM) software underpins the business of many of the leading UK bookmakers.
    Our management and employees remain focussed on our strategy of providing our customers with technology, which enables them to win new subscribers and to grow revenues from existing subscribers. As our customers grow, we share in their success.
    We have entered into a number of new contracts. We have been successful in China, with two contract wins for Guizhou Province and Chongqing Broadcast. For both customers, NDS will provide our full end-to-end solutions capability, as well as VideoGuard(TM) conditional access, Streamserver(TM) broadcast control software, NDS Core middleware, electronic program guide and interactive applications.

    Litigation

    For information regarding litigation affecting the Company, reference is made to Note 2a of the unaudited financial information that accompanies this announcement.


    FINANCIAL REVIEW

    Revenues

    Revenues for the quarter ended 31 December 2002 were (pounds)57.0 million, a 2.5% increase over the same quarter of the previous financial year. For the half-year, revenues increased by 3% to (pounds)119.5 million from (pounds)115.6 million.
    Conditional access revenues were (pounds)31.9 million for the quarter, compared to (pounds)25.0 million for the same period in the previous year. For the half-year, conditional access revenues were (pounds)73.2 million, compared to (pounds)50.1 million. The increase is due to significant shipments of smart cards for DIRECTV; we commenced shipments of the new generation card in February 2002. The base of active smart cards protecting our customers' revenues rose by
1.4 million in the quarter to 31.8 million at 31 December 2002. Growth has been in the US, the UK and Asia, partly offset by a small decline in active smart cards in Latin America.
    Revenues from integration, development and support for the quarter were (pounds)10.0 million, compared to (pounds)9 million in the same quarter of the previous financial year. For the half-year, revenues in this category were (pounds)18.9 million, compared to (pounds)23.0 million. We have previously highlighted the fact that project revenues in this category can vary significantly from period to period as a consequence of our revenue recognition policies, whereby project revenues are only recognised once certain criteria have been met. During the quarter we delivered several systems on which we have been working for some time. These include the distribution network for INC in China, a system for CNS in Taiwan and another for a customer in Greece, as well as some upgrades and enhancements for other customers.
    Licence fees and royalties amounted to (pounds)5.9 million for the quarter and (pounds)10.5 million for the half-year, compared to (pounds)8.3 million and (pounds)17.2 million, respectively for the equivalent periods of the previous financial year. The timing of software delivery and acceptance can significantly affect period-on-period comparisons. During the quarter, licence fees were recognised on the delivery of the projects referred to above; however royalties received from set-top box manufacturers were lower than in the previous year, as a result of reduced manufacturing volumes.
    Revenues from new technologies amounted to (pounds)6.9 million in the quarter and (pounds)14.0 million for the half-year, compared to (pounds)11.7 million and (pounds)18.3 million, respectively for the equivalent periods of the previous financial year. During the quarter we earned revenues from the delivery to BB Cable Corporation (a SOFTBANK Broadmedia company) in Japan of our first Synamedia system, enabling their launch of a secure broadband pay-TV service. We continue to recognise income under revenue-sharing contracts for use of our OpenBet(TM) software and from delivery of enhancements for interactive applications for customers in the UK, Israel and China. The prior year figures included substantial revenues from the initial delivery of XTV(TM). The Sky+ service in the UK, which is based on XTV(TM), has now started to be marketed more actively, and we have been working on new enhancements and features.
    Prior year new technologies revenues also included data broadcasting revenues from iBlast. This customer has now scaled back its plans and therefore we do not expect to receive any further revenues from this contract.
    Reported sterling revenues have been adversely affected by the decline in the relative value of the US Dollar, in particular because approximately 65% of revenues were denominated in US Dollars in the period.

    Margins

    Gross margin was 58.7% for the quarter and 57.7% for the half-year, both of which are about ten percentage points lower than in the previous year. This is due to revenue mix and exchange rate movements, exacerbated by the very high sales of cards to DIRECTV which are at a lower price due to volume discounts. In addition, we have recorded a doubtful debt provision in the quarter of (pounds)1.3 million in respect of a customer who has defaulted on an agreed payment plan.

    Operating Expenses

    Sales and marketing costs and research and development expenditure are lower compared with the same period in the previous financial year, and the previous quarter. This is as a result of cost-saving measures introduced in the second part of last year. Headcount fell slightly during the quarter. We have also benefited from the decline in the relative value of the US Dollar, which has the effect of reducing the reported sterling costs, especially of our Israel and US operations. General and administrative costs are slightly higher in the quarter because of increases in some property costs, and higher legal and professional fees.

    Exceptional costs

    We have incurred exceptional legal costs of (pounds)0.8 million in the quarter ((pounds) 2.3 million for the half-year) in connection with the two lawsuits and the investigation. No provision has been made for future costs or other payments.

    Amortisation

    Amortisation of intangible fixed assets arising as a result of previous years' business acquisitions was (pounds)2.5 million in the quarter and (pounds)5.0 million for the half-year. The increase from the prior year reflects the additional intangible assets recognised during the fourth quarter of that year relating to the Orbis and Visionik acquisitions.

    Other items

    In December 2002, we terminated our 40% investment in a chip security company. We purchased certain specialist equipment and facilities from that company for cash, which we will use for our own research and development activities. In exiting from our investment, (pounds)1.7 million of loan finance, which we had provided, was repaid in full. Our share of losses prior to disposal, together with costs incurred on disposal, amounted to (pounds)0.3 million. We also received a refund in respect of past services provided to NDS by ADSR and, together with a reversal of a first quarter accrual, this resulted in a credit of (pounds)0.7 million to research and development costs in the second quarter.

    Net income

    As a consequence of the factors outlined above, our underlying operating performance, as measured by operating income before exceptional costs and amortisation of intangibles was (pounds)10.7 million for the quarter and (pounds)24.1 million for the half year, representing an operating margin of 18.8% and 20.2%, respectively. Net income was (pounds)5.0 million for the quarter and (pounds)11.8 million for the half year.

    Working capital

    Inventory balances have declined slightly compared to June 2002 as we continued to ship large volumes of cards to DIRECTV. The net book value of trade receivables has also declined although the levels of valuation reserves have increased as customers in Latin America and Israel have been experiencing economic and financial difficulties. Current liabilities have declined substantially in the period. We had received partial payment in advance of delivery, both under the DIRECTV card order and under the contracts for the delivery of systems. As delivery occurred, the revenue has been recognised and the balance of customer deposits and deferred income has reduced. Therefore operating cash flows have been significantly below operating income, at (pounds)4.3 million for the quarter. After paying taxes falling due in the quarter, terminating our chip security investment and paying certain amounts due under the Visionik acquisition, we recorded a net cash outflow of (pounds)3.7 million in the quarter and (pounds)5.9 million for the half-year. As at 31 December, we had cash balances of (pounds)91.4 million.

    About NDS

    NDS Group plc (NASDAQ/ NASDAQ Europe: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

    Cautionary Statement Concerning Forward-looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONFERENCE CALL

    Dr. Abe Peled, President and Chief Executive Officer and Rick
Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 3:00 pm UK time
(10:00am Eastern time) on Tuesday 28 January 2003.

UK & International: +44 (0) 208 410 1045
UK only free phone: 0500 551077
(Instant Replay:    +44 (0) 208 288 4459 or 0500 637880
                    - Passcode: 160842)

USA Tollfree phone: (800) 513 7698
(Instant Replay:    (334) 323 6222 or (800) 495 0250
                    - Passcode: 160842)

    The audio replay for the call will also be available on the NDS website www.nds.com from 29 January 2003.




                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
              FOR THE THREE MONTHS ENDED 31 DECEMBER 2002


                                         3 months ended 3 months ended
                                            31 December   31 December
                                     Notes     2002          2001
                                           (pounds)'000  (pounds)'000
Revenues
Conditional access                               31,886        24,994
Integration, development & support                9,983         9,060
Licence fees & royalties                          5,895         8,284
New technologies                                  6,901        11,660
Other revenue                                     2,302         1,584
                                           ------------- -------------
Total revenues                                   56,967        55,582
                                           ------------- -------------

Cost of sales
Smart card & changeover provisions              (12,719)       (9,523)
Operations & support                             (6,809)       (5,620)
Royalties                                          (838)       (1,273)
Other                                            (3,166)         (947)
                                           ------------- -------------
Total cost of sales                             (23,532)      (17,363)
                                           ------------- -------------

Gross profit                                     33,435        38,219
                                           ------------- -------------
Gross profit %                                     58.7%         68.8%

Operating expenses, excluding
 amortisation of intangible fixed
 assets and exceptional items
Sales & marketing expenses                       (3,266)       (3,876)
Research & development                          (14,566)      (16,442)
General & administration                         (4,719)       (4,637)
Foreign exchange gains (losses)                    (191)           87
                                           ------------- -------------
Total                                           (22,742)      (24,868)
                                           ------------- -------------

Operating income, before amortisation
 of intangible fixed assets and
 exceptional items                               10,693        13,351
Operating income %                                 18.8%         24.0%

Amortisation of intangibles                      (2,515)       (1,723)
Exceptional items                        2         (797)            -
                                           ------------- -------------
Operating profit                                  7,381        11,628

Share of associate's operating profit
 (loss)                                  3         (280)            -
Net interest income                                 677           620
                                           ------------- -------------
Profit on ordinary activities before
 tax                                              7,778        12,248
Taxation                                         (2,740)       (4,008)

                                           ------------- -------------
Net profit                                        5,038         8,240
                                           ============= =============

----------------------------------------------------------------------
Earnings per share                       4
    Basic                                          9.4p         15.5p
    Diluted                                        9.3p         15.1p

Adjusted earnings per share
    Basic                                         14.8p         18.7p
    Diluted                                       14.8p         18.2p
----------------------------------------------------------------------


                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
               FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

                               6 months      6 months
                                 ended         ended       Year ended
                              31 December   31 December     30 June
                        Notes     2002          2001          2002
                             (pounds)'000  (pounds)'000  (pounds)'000
Revenues
Conditional access                 73,239        50,138       125,068
Integration, development
 & support                         18,916        23,049        43,737
Licence fees & royalties           10,528        17,156        30,615
New technologies                   13,988        18,274        33,338
Other revenue                       2,824         7,032         8,030
                             ------------- ------------- -------------
Total revenues                    119,495       115,649       240,788
                             ------------- ------------- -------------

Cost of sales
Smart card & changeover
 provisions                       (34,266)      (17,548)      (49,160)
Operations & support              (11,028)      (12,612)      (23,300)
Royalties                          (1,720)       (2,184)       (4,397)
Other                              (3,567)       (5,560)       (6,250)
                             ------------- ------------- -------------
Total cost of sales               (50,581)      (37,904)      (83,107)
                             ------------- ------------- -------------

Gross profit                       68,914        77,745       157,681
                             ------------- ------------- -------------
Gross profit %                       57.7%         67.2%         65.5%

Operating expenses,
 excluding amortisation
 of intangible fixed
 assets and exceptional
 items
Sales & marketing
 expenses                          (6,800)       (8,444)      (15,876)
Research & development            (29,590)      (33,971)      (68,738)
General & administration           (8,461)       (8,829)      (17,793)
Foreign exchange gains
 (losses)                              24          (789)       (1,403)
                             ------------- ------------- -------------
Total                             (44,827)      (52,033)     (103,810)
                             ------------- ------------- -------------

Operating income, before
 amortisation of
 intangible fixed assets
 and exceptional items             24,087        25,712        53,871
Operating income %                   20.2%         22.2%         22.4%

Amortisation of
 intangibles                       (5,030)       (3,446)       (7,350)
Exceptional items          2       (2,297)            -        (3,826)
                             ------------- ------------- -------------
Operating profit                   16,760        22,266        42,695

Share of associate's
 operating profit (loss)   3         (280)            -            21
Net interest income                 1,207         1,283         2,513
                             ------------- ------------- -------------
Profit on ordinary
 activities before tax             17,687        23,549        45,229
Taxation                           (5,935)       (7,723)      (14,551)

                             ------------- ------------- -------------
Net profit                         11,752        15,826        30,678
                             ============= ============= =============

----------------------------------------------------------------------
Earnings per share         4
    Basic                           21.9p         29.7p         57.5p
    Diluted                         21.8p         28.8p         56.1p

Adjusted earnings per
 share
    Basic                           33.7p         36.2p         76.2p
    Diluted                         33.5p         35.1p         74.3p
----------------------------------------------------------------------



                             NDS GROUP PLC
                 UNAUDITED CONSOLIDATED BALANCE SHEET
                        AS AT 31 DECEMBER 2002

                              31 December   31 December     30 June
                        Notes     2002          2001          2002
                             (pounds)'000  (pounds)'000  (pounds)'000
Fixed assets
Investments                           465         2,244         2,337
Intangible assets                  71,891        63,681        76,492
Tangible assets                    16,797        19,681        17,694
                             ------------- ------------- -------------
                                   89,153        85,606        96,523
                             ------------- ------------- -------------

Current assets
Investments                             -             -           500
Stocks                             32,633        25,162        37,065
Deferred tax asset                  3,941         2,726         3,951
Trade debtors and
 accrued income                    40,975        46,499        42,516
Other debtors                       4,186         4,040         5,433
Cash                               91,350        76,974        98,502
                             ------------- ------------- -------------
                                  173,085       155,401       187,967
                             ------------- ------------- -------------

Creditors falling due
 within one year
Customer deposits and
 deferred income                  (23,330)      (24,672)      (37,255)
Due in respect of
 acquisitions                        (371)      (14,403)       (5,159)
Other current
 liabilities                      (38,129)      (42,858)      (53,132)
                             ------------- ------------- -------------
                                  (61,830)      (81,933)      (95,546)
                             ------------- ------------- -------------

Net current assets                111,255        73,468        92,421
                             ------------- ------------- -------------

Total assets less
 current liabilities              200,408       159,074       188,944

Creditors
Amounts falling due
 after one year                    (1,271)       (1,594)       (1,445)

Provisions for
 liabilities and charges          (25,230)      (16,381)      (23,691)

                             ------------- ------------- -------------
Net assets                        173,907       141,099       163,808
                             ============= ============= =============


Equity and capital
 reserves                  5
Equity share capital                  339           335           337
Share premium & merger
 reserve                          177,593       148,418       163,262
Shares to be issued                     -        19,670        14,333
Profit and loss account          (179,290)     (202,589)     (189,389)
Capital contribution              133,265       133,265       133,265
                             ------------- ------------- -------------
                                  131,907        99,099       121,808
Non-equity capital                 42,000        42,000        42,000
                             ------------- ------------- -------------
Total capital employed            173,907       141,099       163,808
                             ============= ============= =============



                             NDS GROUP PLC
       UNAUDITED SUMMARISED STATEMENT OF CONSOLIDATED CASH FLOWS
                FOR THE 6 MONTHS ENDED 31 DECEMBER 2002

                               3 months      6 months
                                 ended         ended       Year ended
                              31 December   31 December     30 June
                                  2002          2002          2002
                             (pounds)'000  (pounds)'000  (pounds)'000

Operating profit                    7,381        16,760        42,695
Non-cash operating costs            4,650         9,047        16,323
Movement in working capital        (7,733)      (19,480)        8,898
                             ------------- ------------- -------------
Net cash inflow from
 operating activities               4,298         6,327        67,916

Net interest received                 693         1,243         2,565
Tax paid                           (3,250)       (7,272)      (13,075)
Capital expenditure                (2,367)       (3,118)       (6,417)
Acquisitions and disposals         (3,077)       (3,077)       (1,222)
                             ------------- ------------- -------------
Cash generated (used)              (3,703)       (5,897)       49,767

Proceeds from issue of shares           -             -           525
Repayment of debt                       -             -       (14,403)

                             ------------- ------------- -------------
Increase (decrease) in cash
 balances                          (3,703)       (5,897)       35,889

Cash, beginning of period          95,701        98,502        65,337
Foreign exchange translation
 differences                         (648)       (1,255)       (2,724)

                             ------------- ------------- -------------
Cash, end of period                91,350        91,350        98,502
                             ============= ============= =============



    NOTES

    1. Basis of preparation and presentation

    These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2002 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2002 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report. In the opinion of management, the unaudited quarterly results reflect all adjustments necessary to present fairly the financial position, results of operations and cash flows of NDS. The unaudited quarterly results should be read in conjunction with the audited consolidated financial statements as of 30 June 2002.



    2. Exceptional items


                                             3 months      3 months
                                               ended         ended
                                            31 December   31 December
                                                   2002          2001
                                           (pounds)'000  (pounds)'000

Costs incurred in connection with
 litigation                                         797             -
                                           ------------- -------------

                               6 months      6 months     Year ended
                                 ended         ended
                              31 December   31 December     30 June
                                     2002          2001          2002
                             (pounds)'000  (pounds)'000  (pounds)'000

Costs incurred in connection
 with litigation                    2,297             -         1,558
Costs arising on disposal of
 surplus premises                       -             -         2,268

                             ------------- ------------- -------------
                                    2,297             -         3,826
                             ============= ============= =============


    a) Litigation

    On 11 March 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc. (collectively "Canal+"), subsidiaries of Vivendi Universal Group, filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court, Northern District of California. The complaint purports to allege claims for unfair competition, copyright infringement, violating the Digital Millennium Copyright Act, tortious interference with contract and prospective economic advantage, conspiracy, violation of the Racketeer Influenced and Corrupt Organizations Act and violations of the Communications Act. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. On 1 October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of the purchase of the Italian pay TV businesses owned by Vivendi by The News Corporation Limited (NDS' parent). The action will be dismissed with prejudice upon the consummation of the purchase. NDS believes the claims to be baseless and filed motions arguing that the lawsuit should be dismissed. These motions have been stayed, pending final regulatory approval for the merger of Stream and Telepiu. On 27 September 2002, EchoStar Communications Corporation and several affiliates asked the court's permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. Additionally, on 23 October 2002 MEASAT Broadcast Network Systems Sendirian Berhad requested permission to intervene in the action and on 24 December 2002 Sogecable S.A. the owner of Canal Satelite Digital, a Spanish satellite broadcaster and a customer of Canal+ Technologies similarly requested permission to intervene. The motions are set to be heard on 20 February 2003. Upon dismissal of the action, NDS believes all motions to intervene pending at that time will become moot. The Directors do not believe that it is appropriate to make any further provision in the financial statements relating to this matter. Any further costs incurred will be recorded in financial statements for future periods.
    In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. The suit, most of which has now been dismissed (see below), purported to allege misappropriation of trade secrets, breach of contract, fraud and statutory violations relating to NDS' provision of conditional access services to DIRECTV. The suit sought unspecified damages and injunctive relief. The allegations were substantially similar and related to a complaint in a prior action commenced by DIRECTV that was dismissed with prejudice in February of 2002. NDS believed that these allegations as well as the additional ones in the complaint were and are without merit and a pretext designed to enable DIRECTV to circumvent restrictions on DIRECTV's future use of NDS' technology and filed a motion to dismiss the claims. On 21 January 2003 Judge Audrey B. Collins of the United States District Court for the Central District of California dismissed most the claims made by DIRECTV. The Court dismissed in their entirety claims brought by DIRECTV alleging fraud, breach of warranty and violation of the Federal Communications Act. The Court also dismissed the bulk of five other DIRECTV claims, including those for breach of contract, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and statutory violations. DIRECTV's remaining claims, which NDS maintains are meritless, relate to one alleged incident of misappropriation of trade secrets.
    NDS intends to continue to defend the action vigorously. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer, alleging that DIRECTV and the chip manufacturer misappropriated NDS' trade secrets and proprietary information, conspired to infringe NDS' patents, colluded to unfairly compete and breached agreements and licences restricting the use of NDS' intellectual property.
    On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar's claims. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the U.S. Attorney's Office for the Central District of California.
    The costs of dealing with these matters have been expensed as incurred and shown as an exceptional item. Any further costs incurred will be recorded in financial statements for future periods.

    b) Surplus premises

    During the previous financial year, as part of a review of NDS worldwide operations, it was decided to close and dispose of a number of premises. The costs of closure include an estimate of rental payments which NDS is obliged to pay until the end of the relevant lease periods, the write-off of leasehold improvements and surplus equipment and other payments to terminate contracts.

    3. Investment in associated undertaking

    In December 2002, NDS acquired certain assets from its associated undertaking, ADSR Limited and obtained the repayment of loans to that company. NDS then sold its shares in ADSR Limited for a nominal sum.

    4. Earnings per share

    In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by exceptional costs and the amortisation of intangible assets acquired as part of a business combination. A reconciliation of the profits used in the calculations is as follows:


                                             3 months      3 months
                                               ended         ended
                                            31 December   31 December
                                                2002          2001
                                           (pounds)'000  (pounds)'000

Net profit                                        5,038         8,240

Add back    Amortisation of intangibles           2,515         1,723
            Exceptional items                       797             -
Tax effect of the above                            (383)            -

                                           ------------- -------------
Adjusted net profit                               7,967         9,963
                                           ============= =============

                               6 months      6 months     Year ended
                                 ended         ended
                              31 December   31 December     30 June
                                 2002          2001          2002
                             (pounds)'000  (pounds)'000  (pounds)'000

Net profit                         11,752        15,826        30,678

Add back   Amortisation of
           intangibles              5,030         3,446         7,350
           Exceptional items        2,297             -         3,826
Tax effect of the above              (969)            -        (1,220)

                             ------------- ------------- -------------
Adjusted net profit                18,110        19,272        40,634
                             ============= ============= =============


    The weighted average number of shares and the weighted average number of potential shares in issue for each period (including potentially dilutive share options and shares issued in connection with, but after, the acquisition of Orbis Technology Limited ("Orbis")) have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:



Period                             Weighted average   Weighted average
                                    shares in issue       number of
                                                      potential shares

3 months to 31 December 2002            53,781,360         53,992,278
3 months to 31 December 2001            53,266,164         54,667,447

6 months to 31 December 2002            53,729,697         54,019,189
6 months to 31 December 2001            53,255,308         54,898,733

Year ended 30 June 2002                 53,347,593         54,659,952



    5. Share capital and reserves

    Movements on consolidated capital and reserves and reconciliation of movements in shareholders funds for the six months ended 31
December 2002 are as follows:



                  Equity share Share premium Non-equity  Shares to be
                     capital     & merger       share        issued
                                  reserve      capital
                  ----------------------------------------------------
                  (pounds)'000 (pounds)'000 (pounds)'000 (pounds)'000

 As at 30 June
  2002                     337      163,262       42,000       14,333
 Profit for the
  period                     -            -            -            -
 Shares issued               2       14,331            -      (14,333)
 Share options               -            -            -            -
 Foreign exchange
  movement                   -            -            -            -

                  ----------------------------------------------------
 As at 31 December
  2002                     339      177,593       42,000            -
                  ====================================================


                                Capital     Profit and  Total share-
                               contribution loss account  holders'
                                                            funds
                              ---------------------------------------
                              (pounds)'000 (pounds)'000 (pounds)'000

 As at 30 June 2002                133,265     (189,389)     163,808
 Profit for the period                   -       11,752       11,752
 Shares issued                           -            -            -
 Share options                           -           27           27
 Foreign exchange movement
                                         -       (1,680)      (1,680)

                              ---------------------------------------
 As at 31 December 2002            133,265     (179,290)     173,907
                              =======================================

    During the six months ended 30 December 2002, 306,648 Series A ordinary shares were issued as the final installment due in respect of the acquisition of Orbis Technology Limited. As at 31 December 2002, there were 53,984,681 shares in issue.

    CONTACT: NDS Group plc
             Margot Field (Media)
             Tel: +44 (0) 208 476 8158
             E-mail: mfield@ndsuk.com
                        or
             Golin Harris UK
             Giles Morgan
             Tel: +44 (0) 207 898 3467
             E-mail: gmorgan@golinharris.com
                        or
             Breakaway Communications US
             Kelly Fitzgerald
             Tel:  +1 212 590 2555
             E-mail: kfitz@breakawaycom.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      NDS Group plc

Date:    28 January 2003
                                               By:    /s/ CRK Medlock
                                                      ----------------
                                                      CRK Medlock
                                                      Chief Financial Officer